Mail Stop 0308

      May 13, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Wayne F. Irmiter
Vice President and Controller
Salton Sea Funding Corporation
302 S. 36th Street, Suite 400
Omaha, Nebraska 68131

	RE:	Form 10-K for the Year Ended December 31, 2004
      File No. 33-95538

Dear Mr. Irmiter:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future annual and quarterly filings, as applicable.


Item 1.  Business
General, page 4

2. Please consider including an organization chart reflecting the ownership of Funding Corporation and the Guarantors indicating the types of legal entities, ownership percentages and general partners, where applicable. Please tell us the owners of and their ownership interests in Fish Lake Power LLC, Salton Sea Power LLC, CE Salton Sea, Inc., San Felipe Energy Company, Conejo Energy Company, Niguel
Energy Company and VPC Geothermal LLC. Please also tell us the ownership interest of CalEnergy Operating Corp., Niguel, San Felipe and Conejo in Elmore, Leathers and Del Ranch. In addition, please tell us the ownership interest of Vulcan Power Company and VPC Geothermal LLC in Vulcan/BN Geothermal Power Company.

Zinc Recovery Project and Minerals Assets, page 7

3. We note your use of the terms "extractable mineral", "mineral reserves" and "mineral assets" in your filing. Please be advised that these terms are only permitted in filings if you have proven or probable reserves as defined in Industry Guide 7. Since you have not disclosed any quantities of proven or probable reserves, please remove all references to "reserves" throughout your document or tell us why a revision is unnecessary.

Item 6.  Selected Financial Data, page 11

4. We note that total revenue, net income (loss), total assets and total stockholder`s equity of Funding Corporation and total assets and total guarantors` equity of Partnership Guarantors as of and for the most recent year presented do not agree to the financial statements included in the filing. Please advise or revise.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Results of Operations for the Years Ended December 2004 and 2003, page 15

5. Please provide an analysis and discussion of the changes in interest income and expense and the effective tax rates of Funding Corporation for the periods presented.

6. In each circumstance where you identify a significant change between periods in key financial data or indicators, please provide an analysis and discussion of the underlying business reasons for the change. For example, explain why:
* Depreciation and amortization of the Salton Sea Guarantors decreased;
* Maintenance of Partnership Guarantors increased; and
* Energy tax credits and percentage depletion increased.


Results of Operations for the Years Ended December 2003 and 2002, page 16

7. Please explain to us how the Salton Sea and Partnership Guarantors account for disputed revenues as a result of uncontrollable force events and related adjustments to their allowances for doubtful accounts. Please also explain to us how you account for bad debt provisions and recoveries unrelated to uncontrollable force events.

8. In circumstances where you describe more than one reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual item on the overall change. For example, please quantify the impact of:
* lower production and higher average rates on revenues and operating income of the Salton Sea and Partnership Guarantors;
* lower brine pond and legal expenses and the increase in repair costs associated with uncontrollable force events; and
* the changes in salvage value assumptions of the Salton Sea and Partnership Guarantors and higher depreciation of the Salton Sea Guarantors.

9. Please discuss the change in accounting principle to adopt SFAS 142 in 2002 and the effects of its adoption on the loss from continuing operations of the Salton Sea Guarantors.

10. Please disclose the aggregate amount of business interruption insurance recoveries and the line item in the statements of operations that includes the recoveries in the notes to the financial statements of the Salton Sea Guarantors as required by EITF 01-13. Please tell us whether the Guarantors realized any other business interruption insurance recoveries, and the amounts thereof, during the periods presented.

Liquidity and Capital Resources, page 19

11. Please provide a more insightful analysis of the trends and variability in cash flows for each of the periods presented and an evaluation of the ability of Funding Corporation and the Guarantors to meet their cash requirements over both the short and long term. In that regard, consider including a discussion, to the extent material, of:
* trends in cash flows generated by operations and the reasons for the variability in accounts receivable and other operating assets and liabilities to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance;
* the relative significance of cash management policies on cash flows from investing activities and the variability in amounts payable to and receivable from affiliates and their importance to liquidity;
* existence and timing of commitments for capital expenditures and/or expected changes in capital expenditures; and
* other known and reasonably expected cash requirements, such as those related to discontinued operations.
Please refer to SEC Release No. 33-8350.

Contractual Obligations and Commercial Commitments, page 21

12. We note that Funding Corporation maintains an inventory of geothermal property leases to support the Salton Sea and Partnership projects. Please explain to us why the contractual payment obligations of Funding Corporation and/or the Guarantors during the term of the geothermal property leases are not disclosed in the table. See Item 303(a)(5) of Regulation S-K. If the contractual obligations are variable and unknown, they may be excluded from the table provided the nature of obligations and other appropriate information, such as the amounts paid during the periods presented and estimates of future variability, is disclosed in a footnote to the table. In addition, please tell us what consideration you gave to disclosing information related to geothermal property leases in a manner similar to operating lease disclosures required by paragraph
16 of SFAS 13 in the notes to financial statements of Funding Corporation and/or the Guarantors.

13. Please tell us whether Funding Corporation and/or the Guarantors have entered into obligations to purchase goods and services under agreements that are enforceable and legally binding. If so, please disclose the purchase obligations in accordance with Item 303(5) of
Regulation S-K.

Critical Accounting Policies, page 19

14. Please provide a more insightful, quantified analysis about the uncertainties associated with the methods, assumptions and estimates underlying critical accounting measurements. For example, accounts receivable collectability and impairment of long-lived assets are cited as critical accounting policies. However, it is not clear what the effect of significant changes in estimates would have on the financial statements of Funding Corporation and/or the Guarantors. In addition, discuss to the extent material, how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

Item 8.  Financial Statements and Supplementary Data
General

15. Every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required by Rule 3-10 of Regulation S-X. We have the following comments regarding the form and content of the financial statements included in your Annual Report.

a. Please tell us your basis for filing combined financial statements for the Salton Sea and Partnership Guarantors. If you have relied on one of the exceptions of the general rule of paragraph (a)(1) of Rule
3-10 of Regulation S-X, please tell us the exception you relied upon and explain to us in detail why you comply with the conditions in the exception.

b. Please tell us why you present condensed combining financial information in the notes to financial statements of the Partnership
Guarantors and not in the notes to financial statements of the Salton
Sea Guarantors.

c. Please tell us your basis for including the assets and liabilities of the Salton Sea IV project, as opposed to the financial statements of Fish Lake, in the combined financial statements of the Salton Sea
Guarantors. Further, please tell us your basis for including the proportionate share of the partnerships in which CEOC, VPC, CE Turbo and CalEnergy Minerals have an undivided interest in each asset and are proportionately liable for their share of the liabilities, as opposed to the financial statements of the limited partnership guarantors, in the combined financial statements of the Partnership
Guarantors.  Refer to EITF 00-1.

d.	We note that the form of the Partnership and Royalty
guarantees
are limited to available cash flows. It appears that these limitations on the form of the guarantees violate the exception provided by Rule 3-10(b) - (g) which requires a full and unconditional guarantee for guarantors seeking to avoid the general rule of Regulation S-X 3-10(a)(1) requiring a full set of financial statements for each guarantor. Please explain to us why these limitations on your Partnership and Royalty guarantees do not violate the notion of "full" and "unconditional".

16. Please confirm to us, if true, that all current assets and liabilities in excess of 5% of total current assets or liabilities, as applicable, are separately stated in the balance sheets or in the notes to the financial statements of the Guarantors. Otherwise, please state separately the amounts in excess of 5% of total current assets and liabilities for each period presented either on the face or in the notes to the financial statements as required by Rules 5-
02(9) and (20) of Regulation S-X.

17. We note that you have not disclosed information about asset retirement obligations in the financial statements of the Salton Sea and Partnership Guarantors. Please confirm to us, if true, that you do not have a legal obligation associated with the retirement of the geothermal power plants or the zinc recovery project. Otherwise, please disclose the information required by paragraph 22 of SFAS 143.

18. Please tell us if the power purchase and sales agreements of the
Salton Sea and Partnership Guarantors permit net settlement as described in paragraphs 9(a) and 57(c)(1) of SFAS 133. Please also tell us and disclose how the Salton Sea and Partnership Guarantors recognize revenue associated with fixed or scheduled price periods and variable price periods of their power sales agreements.
Please
refer to EITF 91-6 and EITF 96-17.

19. Please tell us the cost and accumulated depreciation and amortization of long-lived assets and goodwill on a push-down basis that were written-off by each Salton Sea and Partnership guarantors as a result of the decision to cease the operations of the zinc recovery project. Please explain to us in detail why long-lived assets, including mineral reserves and goodwill of guarantors other than CalEnergy Minerals qualify as a component of an entity for reporting in discontinued operations. See paragraph 41 of SFAS 144.
Please provide to us a detailed description of mineral reserves written-off and tell us whether they were proven reserves or probable
(indicated) reserves and why, and your basis for initially recording the mineral reserves. Please refer to Industry Guide 7. In addition, please tell us the amortization (or depletion) policies and methods for the mineral assets of the Salton Sea and Partnership Guarantors. If you assigned an indefinite life to any mineral reserves, please explain to us your basis for doing so.

20. Please tell us whether the Salton Sea and Partnership Guarantors accounted for impairment of the long-lived assets of the zinc recovery project as assets held for sale or as abandoned and how the fair value or salvage value of the assets was determined. In that regard, tell us, as applicable:
* the estimated fair value of the assets, the estimated costs to sell the assets and the items included therein together with their amounts, or the estimated salvage value of the assets and the items and their amounts included therein;
* how you treated decommissioning costs in your estimates, the amount of estimated decommissioning costs and whether you reduced the carrying amount of the assets to an amount below zero or recorded a liability; and
* when you ceased operations and whether you revised the estimated useful lives of depreciable and amortizable assets while the assets were in use after management`s decision to cease operations.

21. Please disclose the amount of tax-related balances due to or from affiliates in the financial statements of Funding Corporation and the
Partnership Guarantors for each period presented as required by paragraph 49(a) of SFAS 109. Please tell us if there were any changes in the method of allocating tax expense or benefits during the years presented.

22. Please disclose selected quarterly financial data of Funding
Corporation and the Guarantors in accordance with Item 302 of Regulation S-K.

23. We understand that outstanding bonds are secured by the capital stock of certain subsidiaries of CE Generation. Please tell us whether those subsidiaries are Guarantors included in the combined financial statements of the Salton Sea and Partnership Guarantors. If not, tell us whether the financial statements of the subsidiaries of CE Generation whose securities secure the bonds are required to be filed pursuant to Rule 3-16 of Regulation S-X. In doing so, please provide your calculations to us. See paragraph (b) of Rule 3-16.


Salton Sea Funding Corporation
Financial Statements
Statements of Operations, page 27

24. Please tell us your basis in GAAP for classifying your share of the cumulative effect of the change in accounting principal of the Salton Sea Guarantors in a manner similar to an extraordinary item.
Please refer to paragraph 19(d) of APB 18 and paragraph 20 of APB
20.

Notes to Financial Statements
General

Note 2.  Summary of Significant Accounting Policies
Investment in Guarantors, page 31

25. You disclose that Funding Corporation owns a 1% interest in each of the Guarantors. However, this statement does not appear to be consistent with the various disclosures relating to ownership of the
Guarantors throughout the filing, including the signature pages. For example, in the signature pages you indicate that Salton Sea Power Company is the general partner of Salton Sea Brine Processing, L.P.
and Salton Sea Power Generation, L.P. Please advise. In doing so, tell us the nature and percentage ownership in each guarantor. Please also tell us and expand your disclosure to explain why you have the ability to exercise significant influence over the operational and financial policies of each guarantor. Please refer to APB 18 and EITF D-46.

Note 3.  Mineral Resources and Zinc Recovery Project, page 32

26. Please tell us how you calculated the amount of the long-lived asset charge of the Salton Sea and Partnership Guarantors included in net loss for the year ended December 31, 2004.

Note 4.  Senior Secured Notes and Bonds

27. Please disclose significant covenants of your bond indentures, the effects of noncompliance with such covenants and the existence of cross-default provisions. If none or you believe your existing disclosure complies with GAAP, please explain your reasons to us. Please tell us whether there are any significant restrictions which limit distributions, loans or advances to the owners of Funding Corporation and the Guarantors. If so, please disclose the restrictions in the appropriate financial statements. See Rule 4-08(e) of Regulation S-X.


Salton Sea Guarantors
Financial Statements
General

28. Please explain to us how you have complied with the disclosure requirements of SAB Topic 4:F for each period presented. Please specifically address, as applicable, the disclosures regarding:
* amounts of equity attributable to each ownership class;
* changes in the number of equity units authorized and outstanding for each ownership class;
* the aggregate amount of income allocated to each ownership class;
and
* results of operations on a per-unit basis.
In doing so, please tell how you classify and report equity of guarantors organized as a limited liability company or as a corporation.

Notes to Financial Statements, page 40
Note 1.  Organization and Operations, page 49

29. Please tell us the percentage ownership of each of the Salton
Sea
Projects held by SSBP, SSPG, Salton Sea Power and Fish Lake. If these entities hold in the aggregate 100% of the ownership in the Salton Sea Projects, please clarify the disclosure indicating that each owns 100% interests in the Salton Sea Projects.

Note 2.  Summary of Significant Accounting Policies
Basis of Presentation, page 40

30. Please tell us how and to what extent the financial statements of
CE Salton Sea Inc. and Fish Lake are reflected in the combined financial statements. In doing so, tell us whether Fish Lake has any assets or liabilities other than its 1% interest in the Salton Sea IV project and your basis in GAAP for combining the assets and liabilities of the Salton Sea IV Project with the financial statements of SSBP, SSPG and Salton Sea Power.

Partnership Guarantors
Financial Statements
General

31. Please disclose your inventory valuation method and the nature and amounts of inventory by class. Please also disclose the nature of the costs included in inventory. Please refer to chapter 4 of ARB
43 and Rule 5-02(6) of Regulation S-X.


Notes to Financial Statements, page 40
Basis of Presentation, page 52

32. You disclose that the Partnership Guarantors include Salton
Sea
Minerals Corp., San Felipe, Conejo, Niguel and VPCG. However, it does not appear that you have included the financial statements of these entities in the filing. Please advise.

Reclassifications, page 52

33. It appears that the reclassifications relating to amounts due from affiliates had a material effect on cash flows from operating activities. Please explain to us the circumstances that resulted in the reclassifications and why the reclassifications are not disclosed as a correction of an error in accordance with APB 20.

Management Fee, page 54

34. Please tell us how you account for management fees payable to you under the Magma Services Agreement. Please disclose the amount of management fees received for each year presented and the line item in the statement of operations that includes the fees.

Note 3.  Discontinued Operations - Mineral Resources and Zinc
Recovery Project, page 55

35. Please tell us the items in the tabular presentation of discontinued operations and their amounts which are included in the
$390 million impairment charge. In doing so, please tell us the amount of income tax expense or benefits related to the reversal of book and tax basis differences and the amount of income tax benefits previously recognized on operating losses.

36. Please tell us and disclose the amount of the fixed contract price for the decommissioning contract.

37. Please revise your disclosure to provide all of the disclosures required by paragraph 20 of SFAS 146 for your discontinued zinc recovery project.

Note 8.  Condensed Financial Information, page 59

38. Please tell us whether "Vulcan Power", "Vulcon BNG" and "Turbo Turbo" and "Turbo" in the headings are the same entities referred to as VPC, Vulcan and CE Turbo.

Item 9A.  Controls and Procedures, page 72

39. Please confirm to us, if true, that your chief accounting officer is also your principal (or chief) financial officer.

Schedule II

40. Please revise to describe deductions in a footnote to the table.
In doing so, please disclose the amounts of write-offs and the amounts of recoveries credited to expense and/or other accounts, as applicable. Please refer to Item 12-09 of Regulation S-X.

Signatures

41. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. See
General Instruction D to Form 10-K. Please file an amendment containing the signatures of the chief financial officer and controller and principal accounting officer or persons performing similar functions of each corporation, partnership and Limited Liability Company.

Exhibit Index

42. Please revise your filing to include a list of all of your subsidiaries including the percentage of ownership in each subsidiary as exhibit 21. Refer to Item 601 of Regulation S-K.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

		In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson, Staff Accountant, at (202) 551-3344, or in his absence, to the undersigned at (202) 551-3716.

							Sincerely,



								William Choi
								Accounting Branch Chief

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May 13, 2005
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